Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 27, 2019 (except for the effects of discontinued operations, as discussed in Note Q, as to which the date is November 13, 2019), with respect to the consolidated financial statements and schedule of Compass Diversified Holdings included in the Current Report on Form 8-K filed on November 13, 2019 and our report dated February 27, 2019 with respect to internal control over financial reporting included in the Annual Report on Form 10-K for the year ended December 31, 2018, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned reports in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

New York, New York
November 13, 2019